GABAR PRODUCTS LLC
BALANCE SHEET
AS ON 31ST DECEMBER, 2022

	Notes	Amounts In	2022	2021
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	1	$	2514	692
Accounts receivable, net			2496	2496
Inventory	2		34676	69569
Loans receivable - related party				
Other Current Assets			153	192
TOTAL CURRENT ASSETS			**39839**	**72950**
PROPERTY AND EQUIPMENT				
Property and equipment, net			0	0
OTHER ASSETS				
Intangible assets, net			0	0
			0	**0**
TOTAL ASSETS		$	**39839**	**72950**
LIABILITIES AND SHAREHOLDERS' EQUITY				
LONG TERM LIABILITIES	3			
Loan from Phway & Family			49,990	30,000
Loan from Susan & Family			30,750	30,000
Loan from Family & Friends			49,737	-
Notes Payable			53,250	
TOTAL LONG TERM LIABILITIES			183727	60000
CURRENT LIABILITIES				
Accounts payable		$	0	0
Other Current Liabilities	4		466	891
Credit cards payable			0	0
Accrued expenses			0	0
Sales tax payable			0	0
Deferred revenue			0	0
TOTAL CURRENT LIABILITIES			466	891
TOTAL LIABILITIES			184193	60891
SHAREHOLDERS' EQUITY				
Partners Contribution	5		121673	118473
Partners Drawings			-17147	510
Profit & Loss Account	6		-248880	-106924
TOTAL SHAREHOLDERS' EQUITY			-144354	12059
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	**39839**	**72950**

	Amounts In	2022	2021
Phway Aye			
Owner's Contribution	$	70,687	13,670
Add: Contribution during the year		809	56,507
Total Contribution	**$**	**71,496**	**70,177**
Less: Owner's Drawings		(17,147)	510
Total Equity	**$**	**54,349**	**70,687**
Add: Retained Earnings		(124,440)	(53,462)
Total Owner's Equity	**$**	**(70,091)**	**17,225**
Susan			
Owner's Contribution	$	48,296	8,000
Add: Contribution during the year		1,881	40,296
Total Contribution	**$**	**50,177**	**48,296**
Less: Owner's Drawings		-	-
Total Equity	**$**	**50,177**	**48,296**
Add: Retained Earnings		(124,440)	(53,462)
Total Owner's Equity	**$**	**(74,263)**	**(5,167)**

GABAR PRODUCTS LLC
STATEMENT OF INCOME
YEAR ENDED 31ST DECEMBER, 2022

	Amounts In	2022	2021
REVENUES	$	40,770	20,818
COST OF GOODS SOLD		34,183	10,849
GROSS PROFIT		**6,587**	**9,969**
OPERATING EXPENSES		148,543	96,299
NET OPERATING LOSS		**-141,956**	**-86,330**
OTHER INCOME/(EXPENSE)		-	-
TOTAL OTHER INCOME/(EXPENSE)		**-**	**-**
NET INCOME (LOSS)	$	**-141,956**	**-86,330**
OTHER COMPREHENSIVE INCOME/(LOSS)		-0	143
TOTAL COMPREHENSIVE LOSS	$	**-141,956**	**-86,473**

GABAR PRODUCTS LLC
DETAILED STATEMENT OF INCOME
YEAR ENDED 31ST DECEMBER, 2022

	Amounts In	2022	2021
REVENUES	$	40,770	20,818
COST OF GOODS SOLD		34,183	10,849
GROSS PROFIT		**6,587**	**9,969**
OPERATING EXPENSES			
Advertising & Marketing		37,825	38,517
Bank Charges & Fees		4,073	4,567
Contractors		47,643	28,083
Fund Raising Fee		4,260	
Legal & Professional Services		12,395	1,936
Meals & Entertainment		4,424	3,282
Office Supplies & Software		6,897	6,118
Other Business Expenses		4,354	51
Payroll Expenses		-	2,000
Rent & Lease		3,111	-
Research/Development		206	889
Shipping, Freight & Delivery		11,848	3,914
Shopify Fees		1,730	726
Taxes & Licenses		-	508
Travel		9,411	5,447
Interest Paid		364	260
TOTAL OPERATING EXPENSES		**148,543**	**96,299**
NET OPERATING LOSS		**(141,956)**	**(86,330)**
OTHER INCOME/(EXPENSE)		-	-
TOTAL OTHER INCOME/(EXPENSE)		**-**	**-**
NET INCOME (LOSS)	$	**(141,956)**	**(86,330)**
OTHER COMPREHENSIVE INCOME/(LOSS)			
Unrealized Gain or Loss		-	-
Exchange Gain or Loss		(0)	143
TOTAL COMPREHENSIVE LOSS	$	**(141,956)**	**(86,473)**

NOTES TO ACCOUNTS

1 Cash In Hand

	2022	2021
	$	$
Checking (7590)	2,188	692
Escrow Account	-	-
Paypal EUR	5	-
Paypal GBP	322	-
Paypal USD	-	-
R&D	-	-
	2,514	**692**

2 Inventory

	2022	2021
	$	$
Inventory	34,676	69,569
	34,676	**69,569**

3 Long Term Liabilities

	2022	2021
	$	$
Loan		
Loan from Phway & Family	49,990	30,000
Loan from Susan & Family	30,750	30,000
Loan from Family & Friends	49,737	-
Notes Payable	53250	-
	183,727	**60,000**

4 Other Current Liabilities

Shopify Loan	466	891
	466	**891**

5 Share Capital

	2022	2021
	$	$
Partner Contributions- Phway Aye	71,496	70,177
Partner Contributions- Susan	50,177	48,296
	121,673	**118,473**

6 Appropriation of Profit and Loss Account

	2022	2021
	$	$
At the start of the financial year	(106,924)	(20,451)
Profit/ (Loss) for the financial year	(141,956)	(86,473)
At the end of the financial year	**(248,880)**	**(106,924)**